November 28, 2014
    Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Griffin-American Healthcare REIT II, Inc. Commission File No. 000-54371
This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“Griffin-American”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among Griffin-American, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“Griffin-American Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company ( “NorthStar Partnership Merger Sub”).

RE: Updated Procedures for Distribution of Merger Proceeds

Dear Financial Adviser:

Previously, we had notified you that following the close of the pending merger between Griffin-American Healthcare REIT II (“Griffin-American”) and NorthStar Realty Finance Corp. (“NRF”), Griffin-American stockholders in non-custodial accounts would receive a letter of transmittal from American Stock Transfer and Trust Company (“AST”), NRF’s transfer agent, which would provide them multiple options in regards to receipt of the cash proceeds portion from the merger ($7.75 in cash and $3.75 in shares of NRF stock for each share of Griffin-American stock).

Subsequently, however, in order to have a timely distribution of proceeds, it was determined that all non-custodial account proceeds should be sent automatically to the address of record for those accounts and they will not receive a letter of transmittal. Custodial accounts are unaffected by this change, and all cash and stock proceeds will be sent to their respective custodians.

As such, your non-custodial clients will receive a statement of ownership from AST reflecting their ownership of NRF stock and instructions regarding their options to transfer their stock to a brokerage account or maintain it in book entry form at AST, as well as a check for the cash proceeds. The statement of ownership and check will be mailed separately by AST to your client’s address of record. The estimated timetable provided by AST for the mailing of the statement of ownership is approximately five business days after the close of the merger, with the check for the cash proceeds to follow shortly thereafter. You may wish to directly contact your clients in order to advise them of their upcoming receipt of cash and stock proceeds, as well as to discuss the re-depositing of those assets under your management and their strategic investment options.

We appreciate your support and partnership throughout the life of Griffin-American Healthcare REIT II. We are extremely pleased with the company’s success and that we will soon deliver to you and your clients a very positive outcome. Should you have any questions, please do not hesitate to contact the Griffin Capital Securities sales desk at 866-606-5901 for assistance.

Thank you for your continuing support and partnership.

Sincerely,
Jeff Hanson
Chairman and CEO
Griffin-American Healthcare REIT II

Additional Information and Where You Can Find It
On October 29, 2014, Griffin-American Healthcare REIT II, Inc. (“Griffin-American”) filed a joint proxy statement/prospectus in connection with the proposed merger. Investors and Griffin-American stockholders are urged to read carefully the joint proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by Griffin-American with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Griffin-American by going to Griffin-American’s corporate website at www.HealthcareREIT2.com or by sending a written request to Griffin-American at 18191 Von Karman Avenue, Suite 300, Irvine, California, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.

Griffin-American and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of Griffin-American in favor of the proposed merger. A description of any interests that Griffin-American’s officers and directors have in the merger is available in the proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to Griffin-American’s corporate website at www.HealthcareREIT2.com

Forward-Looking Statements
In addition to historical information, this document and the proxy statement/prospectus contain, and oral statements made from time to time by our representatives contain, forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Griffin-American and NorthStar operate and beliefs of and assumptions made by Griffin-American management and NorthStar management, involve risks and uncertainties that could significantly affect the financial results of Griffin-American or NorthStar or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “projects,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Griffin-American and NorthStar, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to rent and occupancy growth, changes in sales or contribution volume of developed properties, general conditions in the geographic areas where we operate and the availability of capital — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets, interest rates, credit spreads, and foreign currency exchange rates, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) increased or unanticipated competition for our properties, (vi) risks associated with acquisitions, (vii) maintenance of real estate investment trust status, (viii) availability of financing and capital, (ix) changes in demand for developed properties, (x) risks associated with achieving expected revenue synergies or cost savings, (xi) risks associated with the ability to consummate the merger and the timing of the closing of the merger, and (xii) those additional risks and factors discussed in reports filed with the SEC by Griffin-American and NorthStar from time to time. Neither Griffin-American nor NorthStar undertake any duty to update any forward-looking statements appearing in this document.